Exhibit 99.1

Change of Auditor Reporting Package

NOTICE OF CHANGE OF AUDITOR

Pursuant to National Instrument 51-102 (Part 4.11)

TO:	MNP LLP

AND TO:	KPMG LLP

AND TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities, Service Newfoundland and Labrador

Cronos Group Inc. (the “Company”) hereby gives notice pursuant to Section 4.11 of National Instrument 51-1 02 – Continuous Disclosure Obligations (“NI 51-102”) and confirms that as follows:

1.

Effective May 18, 2018, MNP LLP (the “Former Auditor”), at the request of the Company, resigned as the Company’s auditors and KPMG LLP (the “Successor Auditor”) was appointed as auditors of the Company for the financial year ended December 31, 2018, subject to ratification by the shareholders of the Company at the annual and special meeting of shareholders of the Company to be held on June 28, 2018.

2.	The resignation of the Former Auditor and the recommendation to appoint the Successor Auditor were considered by the Audit Committee and approved by the Board of Directors of the Company.

3.

The auditor’s report of the Former Auditor on the annual financial statements of the Company for the two most recent financial years preceding the date of this notice, being reports for the financial statements ended December 31, 2017 and 2016, did not express any modified opinion.

4.

In the opinion of the Company, there have been no reportable events as such term is defined in Section 4.11 of NI 51-102 (including disagreements, consultations or unresolved issues) in connection with the audits for the two most recent financial years ended December 31, 2017 and 2016.

Dated this 18th day of May, 2018

/s/ William Hilson
William Hilson
Chief Financial Officer

May 18, 2018

TO:	Cronos Group Inc. (the “Company”)
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities, Service Newfoundland and Labrador

Dear Sirs/ Mesdames:

RE:	Change of Auditor Notice under Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations (NI 51-102)

As required by the National Instrument 51-102, we acknowledge receipt of the Company’s Notice of Change of Auditor (the “Notice”), dated May 18, 2018.

We have reviewed the Notice and, based on our knowledge, agree with the statements contained therein.

Yours truly,

/s/ MNP LLP
MNP LLP

KPMG LLP

100 New Park Place, Suite 1400

Vaughan, ON L4K 0J3

Tel 905-265 5900

Fax 905-265 6390

www.kpmg.ca

To

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities, Service Newfoundland and Labrador

May 25, 2018

Dear Sir/Madam

Re: Notice of Change of Auditors of Cronos Group Inc.

We have read the Notice of Cronos Group Inc. dated May 18, 2018 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Professional Accountants, Licensed Public Accountants

May 25, 2018

Vaughan, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.